Exhibit 99.1

LOBO EV TECHNOLOGIES LTD.

萝贝电动车科技有限公司

(incorporated under the laws of the British Virgin Islands)

(NASDAQ: LOBO)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Annual Meeting”) of Lobo EV Technologies Ltd. 萝贝电动车科技有限公司 (the “Company”) will be held on August 6, 2025, at 10:00 am local time, Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

Proposal One	Huajian Xu be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

Proposal Two	Zhaohui Randall Xu be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

Proposal Third	Yan Lu be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

Proposal Four	Harry D. Schulman be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

Proposal Five	the Company’s name be changed from “LOBO EV TECHNOLOGIES LTD. 萝贝电动车科技有限公司” to “LOBO TECHNOLOGIES LTD. 萝贝科技有限公司”, subject to the approval and registration and the issuance of certificate of change of name issued by the Registrar of Corporate Affairs in the British Virgin Islands;

Proposal Six	the authorised shares of the Company be amended as below (“Amendment of Authorised Shares”) with immediate effect:

(a)

10,000,000 authorised but unissued ordinary shares of a par value of US$0.001 each in the Company will be cancelled and a new class of shares comprising of 10,000,000 class B ordinary shares of a par value US$0.001 each, which among other rights will be entitled to twenty (20) votes per class B ordinary share (“Class B Ordinary Shares”), will be created; and

(b)

all the remaining authorised (whether issued or not issued) ordinary shares of a par value of US$0.001 each in the Company will be re-designated and re-classified as class A ordinary shares of a par value of US$0.001 each, where the rights of the existing ordinary shares shall be the same as the class A ordinary shares (“Class A Ordinary Shares”), such that, the Company shall become authorised to issue a maximum number of (i) 40,000,000 class A ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 class B ordinary shares of a par value US$0.001 each.

Proposal Seven	subject to the Amendment of Authorised Shares taking effect, the proposed Third Amended and Restated Memorandum and Articles of Association of the Company, the form of which is set forth in Appendix A to this notice (the “Amended M&A”), be adopted in its entirety and in substitution for and to the exclusion of the currently effective Second Amended and Restated Memorandum and Articles of Association of the Company; and

Proposal Eight	subject to the Amendment of Authorised Shares and the Amended M&A taking effect, and upon the Company’s receipt by the duly executed consent to repurchase and application for shares from Wealthford Capital Ltd. and Huiyan Xie, the Board be authorised to repurchase (i) 3,090,320 Class A Ordinary Shares held by Wealthford Capital Ltd. in consideration of the Company’s new issuance of 3,090,320 Class B Ordinary Shares to Wealthford Capital Ltd., and (ii) 640,000 Class A Ordinary Shares held by Huiyan Xie in consideration of the Company’s new issuance of 640,000 Class B Ordinary Shares to Huiyan Xie.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on July 3, 2025, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

A copy of our 2024 Annual Report on Form 20-F (the “Annual Report”) is available on the Company’s website at https://loboev.io/ under SEC filing and in print upon request.

The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about July 23, 2025.

By Order of the Board of Directors,

/s/ Huajian Xu
Huajian Xu
Chief Executive Officer and Chairman of the board of directors
July 16, 2025

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ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal One	Huajian Xu be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

Proposal Two	Zhaohui Randall Xu be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

Proposal Third	Yan Lu be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

Proposal Four	Harry D. Schulman be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

Proposal Five	the Company’s name be changed from “LOBO EV TECHNOLOGIES LTD. 萝贝电动车科技有限公司” to “LOBO TECHNOLOGIES LTD. 萝贝科技有限公司”, subject to the approval and registration and the issuance of certificate of change of name issued by the Registrar of Corporate Affairs in the British Virgin Islands (the “Change of Company’s Name);

Proposal Six	the authorised shares of the Company be amended as below (the “Amendment of Authorised Shares”) with immediate effect:

(a)

10,000,000 authorised but unissued ordinary shares of a par value of US$0.001 each in the Company will be cancelled and a new class of shares comprising of 10,000,000 class B ordinary shares of a par value US$0.001 each, which among other rights will be entitled to twenty (20) votes per class B ordinary share (“Class B Ordinary Shares”), will be created;

(b)	all the remaining authorised (whether issued or not issued) ordinary shares of a par value of US$0.001 each in the Company will be re-designated and re-classified as class A ordinary shares of a par value of US$0.001 each, where the rights of the existing ordinary shares shall be the same as the class A ordinary shares (“Class A Ordinary Shares”), such that, the Company shall become authorised to issue a maximum number of (i) 40,000,000 class A ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 class B ordinary shares of a par value US$0.001 each.

Proposal Seven	subject to the Amendment of Authorised Shares taking effect, the proposed Third Amended and Restated Memorandum and Articles of Association of the Company, the form of which is set forth in Appendix A to this notice (the “Amended M&A”), be adopted in its entirety and in substitution for and to the exclusion of the currently effective Second Amended and Restated Memorandum and Articles of Association of the Company (the “Adoption of the Amended M&A”); and

Proposal Eight	subject to the Amendment of Authorised Shares and the Amended M&A taking effect, and upon the Company’s receipt by the duly executed consent to repurchase and application for shares from Wealthford Capital Ltd. and Huiyan Xie, the Board be authorised to repurchase (i) 3,090,320 Class A Ordinary Shares held by Wealthford Capital Ltd. in consideration of the Company’s new issuance of 3,090,320 Class B Ordinary Shares to Wealthford Capital Ltd., and (ii) 640,000 Class A Ordinary Shares held by Huiyan Xie in consideration of the Company’s new issuance of 640,000 Class B Ordinary Shares to Huiyan Xie.

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Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on July 3, 2025, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of July 3, 2025, we had 11,892,744 ordinary shares issued and outstanding.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our investors hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, VStock Transfer LLC, you are a “Shareholder of Record” who may vote at the Annual Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Annual Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Annual Meeting.

How do I vote before the Annual Meeting?

If you are a registered shareholder, meaning that you hold your shares directly in your name, you have the following voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing, and returning the enclosed proxy card; or

(3)	During the Annual Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting, or (3) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

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What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposals One, Two, Three, Four, Five, Six, Seven and Eight in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual Meeting, at the commencement of the Annual Meeting, there are present in person or by proxy not less than fifty per cent (50%) of the votes of our share entitled to vote at the Annual Meeting (namely the outstanding ordinary shares as of July 3, 2025). This is referred to as a quorum. . If a quorum is not present or represented, the chairman of the Annual Meeting may adjourn the Annual Meeting from time to time, without notice other than announcement at the Annual Meeting, until a quorum is present or represented. Abstentions and broker non-votes are not treated as votes cast and will have no effect on any of the proposals.

How many votes are needed to approve the Company’s proposals?

Each of Proposal One to Eight requires affirmative (“FOR”) vote of a majority of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and were voted.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Annual Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposals One, Two, Three, Four, Five, Six, Seven or Eight because each is considered a non-routine matter.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

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PROPOSALS ONE TO FOUR

APPOINTMENT OF DIRECTORS

(ITEM 1-4 ON THE PROXY CARD)

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve the appointment of Huajian Xu, Zhaohui Randall Xu, Yan Lu, and Harry D. Schulman, as directors of the Company, to serve a term of expiring at the next annual meeting of shareholders.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of the nominee named below. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Huajian Xu

Director, Chief Executive Officer and Chairman of the Board of Directors

Mr. Xu has been a director and our chief executive officer since October 2021 and August 2022, respectively. Mr. Xu has over 25 years’ experience in business and corporate management. He served as vice general manager and general manager of Beijing Weiqi Technologies Co. Ltd, which is the initial name of Beijing Lobo from July 2016 to June 2019 and from June 2021 to present successively. He served as vice general manager of Changzhou Hengmao Power Technology Co., Ltd, a subsidiary of EZGO Technologies Ltd (NASDAQ: EZGO) which mainly produce lithium batteries from July 2019 to May 2021. Prior that, Mr. Xu served as deputy manager at Tantech Holdings Ltd. (NASDAQ: TANH) from November 2012 to May 2016, vice president at Hangzhou B-Soft Group Co., Ltd., a listed Company (300451.SZ) in China from November 2008 to October 2012, vice president of Hangzhou Wealthford Investment Management Co., Ltd. from October 2002 to October 2008, a senior manager at Zhejiang Mobile Communication Co., Ltd., a subsidiary of China Mobile (00941.HK) from September 1997 to September 2002, a senior manager at Zhejiang Nantian Post and Telecommunications Co., Ltd. from October 1995 to August 1997. Prior to that, Mr. Xu worked as a lecturer at Zhejiang University from February 1992 to September 1995 and Zhejiang Shuren University from October 1990 to January 1992. From September 1983 to July 1987, Mr. Xu studied in Suzhou University of Science and Technology majoring in history and received his Bachelor’s degree. From September 1987 to July 1990, he studied in Northeast Normal University and received his Master’s degree in history. He also obtained his second Master’s degree in total quality management from the Hong Kong Polytechnic University in July 2001. Mr. Xu co-authored the industry standard T / CES 065-2021 Technical Specification for Conductive Intelligent Fast Charger Of Electric Bicycle, and T/CES 161-2022 Technical Specification for wheeled service robot with vehicle functions which were launched by the China Electrotechnical Society in September 2021 and December 2022 respectively.

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Zhaohui Randall Xu

Independent Director

Professor Xu serves as our independent Director. He is a seasoned expert in financial reporting & management and SEC regulations compliance with rich knowledge and hands-on experience with U.S. securities law and Nasdaq and NYSE rules. He has had experience in mergers & acquisitions transactions, equity and debt financing. He has been serving as a Professor of Accounting at the University of Houston-Clear Lake since August 2007. He served as senior financial advisor to Kaixin Auto Holdings (NASDAQ: KXIN) from November 2019 to December 2021, and has been serving as a Director of Investor Relations of Renren Inc (NYSE: RENN) since November 2020. From May 1994 to May 1999, Mr. Xu served as financial manager with Dalian Transportation Co. Ltd. From August 1990 to April 1994, he served as business analyst with Jinshi International Trading Co. Ltd. From August 1986 to July 1990, he studied in Luoyang Foreign Languages Institute and got his bachelor degree majoring in English. He received his MBA & Master of Accounting in Tulane University in May 2002. From August 2003 to July 2007, he studied in University of Alabama and received his Ph.D. in Accounting. He has obtained his U,S. CPA License from Delaware and Colorado in December 2002. Professor Xu is a member of Financial Executives International, a member of American Accounting Association and a member of AICPA.

Yan Lu

Independent Director

Dr. Lu serves as our independent Director. Dr. Lu has over 20 years’ combined academic, industry, and consulting experience. Dr. Lu has been a member of the Department of Finance, College of Business at the University of Central Florida since August 2015. Since March 2025, Dr. Lu has served as a Professor of Finance in the College of Business at the University of Central Florida. From July 2020 to March 2025, Dr. Lu served as the Associate Professor of Finance in the College of Business at the University of Central Florida. Dr. Lu also served as the Assistant Professor of Finance in the College of Business at the University of Central Florida from August 2015 to July 2020. Prior to her academic career, Dr. Lu was a financial consultant of Butler Plaza Inc. from September 2010 to May 2011. From September 2004 to May 2009, Dr. Lu also worked as a senior management officer at Kwah Group. Dr. Lu received her Bachelor of Engineering in 2004 from Tongji University. Dr. Lu then obtained her Master of Science in Real Estate in 2010, Master of Business Administration in Finance Concentration in 2012, and Ph.D in Finance in 2015 from University of Florida.

Harry D. Schulman

Independent Director

Mr. Schulman serves as our independent Director. Over the past 20 years, he has served on multiple boards of public and private companies. Mr. Schulman has served as CEO of HD Schulman Int’l Trading LLC, a consumer product company since January 2020. He has served as a board member and the chair of Audit Committee of Infobird Company Ltd (NASDAQ: IFBD) since June 2020. Since November 2019, he has served as a board member of Bright Mountain Media Inc, a public digital media marketing company. Since August 2016, he has served as a managing partner of Hair Clinical LLC. He served as an operating partner in Baird Capital Partners, a private equity and venture capital firm from 2008 to 2014, during which he served on the board and advisory board of various companies that Baird Capital Partners invested in. From 2008 to 2010, he served as a director and chairman of the audit committee of Hancock Fabrics, Inc. From 2009 to 2016, he served as the chairman of the advisory board of O2 Media, Inc., a direct to consumer and B to B marketing firm. From 1989 to 2007, he served as the VP, CFO, COO and CEO of Applica, Inc., a manufacturer and marketer of small household appliances, successively. From 1987 to 1988, he served as a SVP and general manager of Medical Insurance Administrators, Inc. which is a nationally known third party administrator of health insurance plans. From 1983 to 1987, he served as a VP of Baring Industries, Inc., an institutional food service and laundry equipment designer and dealer. From 1975 to 1983, he was a controller, secretary and treasurer of Societe Generale de Belgique, Sibeka Group, an industrial diamond and mining tool manufacturer. Mr. Schulman received his Bachelor’s Degree in Business Administration in July 1973 from University of Dayton and obtained his Master’s Degree in Business from University of Miami, Florida in July 1983.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” PROPOSAL ONE, TWO, THREE AND FOUR.

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PROPOSAL FIVE

CHANGE OF COMPANY’S NAME

(ITEM 5 ON THE PROXY CARD)

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve the change of name of the Company as follows:

That the name of the Company be changed from “LOBO EV TECHNOLOGIES LTD. 萝贝电动车科技有限公司” to “LOBO TECHNOLOGIES LTD. 萝贝科技有限公司”, subject to the approval and registration of the Registrar of Corporate Affairs in the British Virgin Islands and the issuance of a Certificate of Change of Name.

The name change will become effective conditional upon:

1.	Approval of the shareholders by a resolution of members;

2.	Approval and registration by the Registrar of Corporate Affairs in the BVI;

3.	Issuance of the Certificate of Change of Name by the Registrar of Corporate Affairs in the BVI.

The proposed name change will not affect the Company’s share capital, shareholding structure, rights of shareholders, or the validity or transferability of any share certificates. Existing share certificates bearing the name “LOBO EV TECHNOLOGIES LTD. 萝贝电动车科技有限公司” will continue to be valid. When presented for transfer, new share certificates will be issued in the new name of the Company, if the proposed name change has taken effect.

The Board of Directors believes that the proposed name change reflects the Company’s evolving brand identity and strategic direction.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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PROPOSAL SIX

AMENDMENT OF AUTHORISED SHARES

(ITEM 6 ON THE PROXY CARD)

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve the amendment of authorised shares of the Company as follows:

(a)	10,000,000 authorised but unissued ordinary shares of a par value of US$0.001 each in the Company will be cancelled and a new class of shares comprising of 10,000,000 class B ordinary shares of a par value US$0.001 each, which among other rights will be entitled to twenty (20) votes per class B ordinary share, will be created; and

(b)	all the remaining authorised (whether issued or not issued) ordinary shares of a par value of US$0.001 each in the Company will be re-designated and re-classified as class A ordinary shares of a par value of US$0.001 each, where the rights of the existing ordinary shares shall be the same as the class A ordinary shares, such that, the Company shall become authorised to issue a maximum number of (i) 40,000,000 class A ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 class B ordinary shares of a par value US$0.001 each.

Each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to 20 votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences, and privileges as set forth in the Amended M&A.

In addition, all Class B Ordinary Shares will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis.

The proposed amendment of authorised shares of the Company will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s shares on the NASDAQ Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or future issuance of securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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PROPOSAL SEVEN

ADOPTION OF THE AMENDED M&A

(ITEM 7 ON THE PROXY CARD)

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, the adoption of the proposed Third Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”), in its entirety and in substitution for and to the exclusion of the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect. The form of the Amended M&A is attached hereto as Appendix A to this proxy statement and includes amendments and revisions reflecting, among other things, the new company name, the dual-class share structure with new shareholders’ rights of Class B Ordinary Shares, and certain provisions relating to the terms of directors. Please see Appendix A for full details of all the amendments and revisions .

The adoption of the Amended M&A will become effective upon registration with the Registrar of Corporate Affairs in the British Virgin Islands.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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PROPOSAL EIGHT

REPURCHASE AND ISSUE OF SHARES

(ITEM 8 ON THE PROXY CARD)

The Board of Directors directed that there be submitted to the shareholders of the Company to approve the repurchase and issue of shares of certain shareholders as follows:

subject to the Amendment of Authorised Shares and the Amended M&A taking effect, and upon the Company’s receipt by the duly executed consent to repurchase and application for shares from Wealthford Capital Ltd. and Huiyan Xie, the Board be authorised to repurchase (i) 3,090,320 Class A Ordinary Shares held by Wealthford Capital Ltd. in consideration of the Company’s new issuance of 3,090,320 Class B Ordinary Shares to Wealthford Capital Ltd., and (ii) 640,000 Class A Ordinary Shares held by Huiyan Xie in consideration of the Company’s new issuance of 640,000 Class B Ordinary Shares to Huiyan Xie.

Potential Adverse Effects of the Repurchase and Issue of Shares

Prior to the proposed repurchase and issue of shares, Wealthford Capital Ltd. and Huiyan Xie beneficially owns a total of 3,090,320 ordinary shares and 640,000 ordinary shares of the Company, representing approximately 25.98%% and 5.38% of the total voting power of the Company, respectively. Immediately after the proposed repurchase and issue becomes effective, Wealthford Capital Ltd. and Huiyan Xie will beneficially hold approximately 74.67% and 15.46% of the total voting power of the Company, respectively.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Annual Meeting or other information related to the proxy solicitation, you may contact the Company at + 86 510 88584252.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to Lobo EV Technologies Ltd., Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors

July 16, 2025	/s/ Huajian Xu
Huajian Xu
Chief Executive Officer and Chairman of the board of directors

12

Appendix A

The Amended M&A

Territory of the Virgin Islands The BVI Business Companies Act, 2004

THIRD AMENDED AND RESTATED

memoranduM and articles of association

of

Lobo Technologies Ltd.

萝贝科技有限公司

Incorporated as a BVI business company on 25th day of October 2021

(Adopted by Shareholders’ Resolutions passed on […] and filed on […])

502333.00005

1	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

LOBO TECHNOLOGIES LTD.

萝贝科技有限公司

A company limited by shares

Amended and restated on 18 March 2024

(Adopted by Shareholders’ Resolutions passed on […] and filed on […])

1	NAME

The name of the Company is Lobo Technologies Ltd. The Company has a foreign character name in Chinese in addition to its name, and such Chinese name is 萝贝科技有限公司.

2	STATUS

The Company is a company limited by shares.

3	REGISTERED OFFICE AND REGISTERED AGENT

3.1	The first registered office of the Company is at Tricor Services (BVI) Limited, 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

3.2	The first registered agent of the Company is Tricor Services (BVI) Limited of 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

3.3	The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

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4	CAPACITY AND POWER

4.1	The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of Clause 4.1(a), full rights, powers and privileges.

4.2	There are, subject to Clause 4.1, no limitations on the business that the Company may carry on.

5	NUMBER AND CLASSES OF SHARES

5.1	The Company is authorised to issue a maximum number of (i) 40,000,000 class A ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 class B ordinary shares of a par value US$0.001 each.

5.2	The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share (if authorised by the Board of Directors) may have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

6	RIGHTS OF SHARES

6.1	Each Class A Ordinary Share confers upon the Member (unless waived by such Member):

(a)	the right to one vote at a meeting of the Members or on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

For the avoidance of doubt, Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time.

6.2	Each Class B Ordinary Share confers upon the Member (unless waived by such Shareholder):

(a)	the right to twenty (20) votes at a meeting of the Members or on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company;

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation; and

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(d)	the Conversion Right in respect of each Class B Ordinary Share in the Member’s holding, where:

(i)	each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such Conversion Number of fully paid Class A Ordinary Shares calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and/or such other evidence (if any) as the directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion;

(ii)	on the Conversion Date, every Class B Ordinary Share converted shall automatically be re-designated and re-classified as the applicable Conversion Number of Class A Ordinary Shares with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of converted Class B Ordinary Shares as the holder of the corresponding number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of members and shall procure that, if required, certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders thereof; and

(iii)	until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall: (A) at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and (B) not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

6.3	The Directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulations 3 and 6 of the Articles.

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7	VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to class of Shares may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued Shares of that class.

8	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

9	REGISTERED SHARES

9.1	The Company shall issue registered shares only.

9.2	The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

10	TRANSFER OF SHARES

10.1	The Company shall, on receipt of an instrument of transfer or appropriate instruction from a Relevant System complying with Regulation 4 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

10.2	The directors may not resolve to refuse or delay the transfer of a Share unless the Member has failed to pay an amount due in respect of the Share.

11	AMENDMENT OF MEMORANDUM AND ARTICLES

11.1	Subject to Clause 7, the Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)	to change Clauses 6, 7 or 8, this Clause 11 (or any of the defined terms used in any such Clause or Regulation).

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12	DEFINITIONS AND INTERPRETATION

12.1	In this Memorandum of Association and the Articles of Association, if not inconsistent with the subject or context:

(a)	Act means the BVI Business Companies Act, 2004 (As Revised) and includes the regulations made under the Act;

(b)	AGM means an annual general meeting of the Members;

(c)	Articles means the Articles of Association of the Company;

(d)	Board of Directors means the board of directors of the Company;

(e)	Business Days means a day other than a Saturday or Sunday or any other day on which commercial banks in New York are required or are authorised to be closed for business;

(f)	Chairman means a person who is appointed as chairman to preside at a meeting of the Company and Chairman of the Board means a person who is appointed as chairman to preside at a meeting of the Board of Directors of the Company, in each case, in accordance with the Articles;

(g)	Class A Ordinary Shares means class A ordinary shares of a par value of US$0.001 each in the Company;

(h)	Class B Ordinary Shares class B ordinary shares of a par value of US$0.001 each in the Company;

(i)	Conversion Date means in respect of a Conversion Notice means the day on which that Conversion Notice is delivered;

(j)	Conversion Notice means a written notice delivered to the Company at its office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Clause 6.2(d);

(k)	Conversion Number means in relation to any Class B Ordinary Shares, such number of Class A Ordinary Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate;

(l)	Conversion Rate in relation to the conversion of Class B Ordinary Shares to Class A Ordinary Shares means, at any time, on a 1:1 basis. The foregoing Conversion Rate shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue;

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(m)	Conversion Right in respect of a holder of Class B Ordinary Shares, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Ordinary Shares, into the Conversion Number of Class A Ordinary Shares in its discretion;

(n)	Designated Stock Exchange means the Over-the-Counter Bulletin Board, the Global Select System, Global System or the Capital Market of the Nasdaq Stock Market LLC., the NYSE MKT or the New York Stock Exchange, as applicable; provided, however, that until the Shares are listed on any such Designated Stock Exchange, the rules of such Designated Stock Exchange shall be inapplicable to the Company and this Memorandum or the Articles;

(o)	Director means any director of the Company, from time to time;

(p)	Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

(q)	Electronic Communication means a communication sent by electronic means, including electronic posting to the Company’s website, transmission to any number, address or internet website (including the website of the SEC) or other electronic delivery methods as otherwise decided and approved by the Directors;

(r)	Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

(s)	Enterprise means the Company and any other corporation, constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to which the Company (or any of its wholly owned subsidiaries) is a party, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise of which an Indemnitee is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee or agent;

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(t)	Expenses shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including, without limitation, all legal fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, fax transmission charges, secretarial services and all other disbursements, obligations or expenses, in each case reasonably incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in, a Proceeding, including reasonable compensation for time spent by the Indemnitee for which he or she is not otherwise compensated by the Company or any third party. Expenses shall also include any or all of the foregoing expenses incurred in connection with all judgments, liabilities, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred (whether by an Indemnitee, or on his behalf) in connection with such Proceeding or any claim, issue or matter therein, or any appeal resulting from any Proceeding, including without limitation the principal, premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent, but shall not include amounts paid in settlement by an Indemnitee or the amount of judgments or fines against an Indemnitee;

(u)	Indemnitee means any person detailed in sub regulations (a) and (b) of Regulation 15.

(v)	Insider means any Officer, Director or pre-IPO shareholder (and their respective affiliates);

(w)	IPO means the initial public offering of securities or other rights to receive or subscribe for securities of the Company;

(x)	Member means an Eligible Person whose name is entered in the share register of the Company as the holder of one or more Shares or fractional Shares;

(y)	Memorandum means this Memorandum of Association of the Company;

(z)	Officer means any officer of the Company, from time to time;

(aa)	Proceeding means any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the name of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative nature, in which an Indemnitee was, is, will or might be involved as a party or otherwise by reason of the fact that such Indemnitee is or was a Director or Officer of the Company, by reason of any action (or failure to act) taken by him or of any action (or failure to act) on his part while acting as a Director, Officer, employee or adviser of the Company, or by reason of the fact that he is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee, adviser or agent of any other Enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided under these Articles;

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(bb)	relevant system means a relevant system for the holding and transfer of shares in uncertificated form;

(cc)	Resolution of Directors means either:

(i)	a resolution approved at a duly convened and constituted meeting of Directors of the Company or of a committee of Directors of the Company by the affirmative vote of a majority of the Directors present at the meeting who voted except that where a Director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(ii)	a resolution consented to in writing by all Directors or by all members of a committee of Directors of the Company, as the case may be;

(dd)	Resolution of Members means either:

(i)	a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(ii)	a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

(ee)	Seal means any seal which has been duly adopted as the common seal of the Company;

(ff)	SEC means the United States Securities and Exchange Commission;

(gg)	Securities means Shares, other securities and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

(hh)	Share means a share issued or to be issued by the Company and Shares shall be construed accordingly;

(ii)	Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

(jj)	written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

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12.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a Regulation is a reference to a regulation of the Articles;

(b)	a Clause is a reference to a clause of the Memorandum;

(c)	voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended, or in the case of the Act, any re-enactment thereof and any subsidiary legislation made thereunder;

(e)	the singular includes the plural and vice versa;

(f)	where a meeting of (i) Members; (ii) a class of Members; (iii) the board of Directors; or (iv) any committee of the Directors, is required to be convened for a place, such place may be a physical place, or a virtual place, or both, and where a meeting is convened for or including a virtual place any person, including the person duly appointed as the chairperson of such meeting, may attend such meeting by virtual attendance and such virtual attendance shall constitute presence in person at that meeting;

(g)	the term “virtual place” includes a discussion facility or forum with a telephonic, electronic or digital identifier; and

(h)	the term “virtual attendance” means attendance at a virtual place by means of conference telephone or other digital or Electronic Communications equipment or software or other facilities by means of which all the persons participating in the meeting can communicate with each other.

12.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

12.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

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We, Tricor Services (BVI) Limited of 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 25th day of October 2021:

Incorporator

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TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

LOBO TECHNOLOGIES LTD.

萝贝科技有限公司

a company limited by shares

Amended and restated on 18 March 2024

(Adopted by Shareholders’ Resolutions passed on […] and filed on 18 March […])

1	REGISTERED SHARES

1.1	Every Member is entitled, on request, to a certificate signed by a Director of the Company or under the Seal specifying the number of Shares held by him and the signature of the Director and the Seal may be facsimiles.

1.2	Any Member receiving a certificate shall indemnify and hold the Company and its Directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4	Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange permit otherwise.

1.5	Subject to the Act and the rules of the Designated Stock Exchange, the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

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1.6	Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the register of members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

1.7	Nothing contained in Regulation 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically. For the avoidance of doubt, Shares shall only be traded and transferred electronically upon consummation of the IPO.

2	SHARES

2.1	Subject to the provisions of these Articles and, where applicable, the rules of the Designated Stock Exchange, the unissued Shares of the Company shall be at the disposal of the Directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the Directors may by Resolution of Directors determine.

2.2	Section 46 of the Act does not apply to the Company.

2.3	A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.5	Subject to Regulation 2.7, the Company shall keep a register (the share register) containing:

(a)	the names and addresses of the persons who hold Shares;

(b)	the number of each class and series of Shares held by each Member;

(c)	the date on which the name of each Member was entered in the share register; and

(d)	the date on which any Eligible Person ceased to be a Member.

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2.6	Where the Company or any of its Shares is listed on a Designated Stock Exchange, the company may keep a share register containing the information referred to in Regulation 2.6 or such other information as these Articles permit or as may be approved by a Resolution of Members.

2.7	The share register may be in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the Directors otherwise determine, the magnetic, electronic or other data storage form shall be the original share register.

2.8	A Share is deemed to be issued when the name of the Member is entered in the share register.

2.9	Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the Directors before or at the time of the issue of such Shares may determine. The Directors may issue options, warrants or convertible securities or securities of a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the Directors may from time to time determine. Notwithstanding the foregoing, the Directors may also issue options, warrants, other rights to acquire shares or convertible securities in connection with the Company’s IPO.

3	FORFEITURE

3.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

3.2	A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

3.3	The written notice of call referred to in Regulation 3.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.4	Where a written notice of call has been issued pursuant to Regulation 3.2 and the requirements of the notice have not been complied with, the Directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

3.5	The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 3.4 and that Member shall be discharged from any further obligation to the Company.

4	TRANSFER OF SHARES

4.1	Subject to the Memorandum, certificated shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration. A member shall be entitled to transfer uncertificated shares by means of a relevant system and the operator of the relevant system shall act as agent of the Members for the purposes of the transfer of such uncertificated shares.

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4.2	The transfer of a Share is effective when the name of the transferee is entered on the share register.

4.3	If the Directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the share register notwithstanding the absence of the instrument of transfer.

4.4	Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

4.5	Notwithstanding any other provisions of the Memorandum and Articles, shares in the Company may be transferred by means of a relevant system and the operator of the relevant system (and any other person necessary to ensure the relevant system is effective to transfer shares) shall act as agent of the members for the purposes of the transfer of any shares transferred by means of the relevant system. If the Shares in question were issued in conjunction with rights, options or warrants on terms that one cannot be transferred without the other, the directors shall refuse to register the transfer of any such share without evidence satisfactory to them of the like transfer of such option or warrant.

5	DISTRIBUTIONS

5.1	The Directors of the Company may, by Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

5.2	Dividends may be paid in money, shares, or other property.

5.3	The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the Directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

5.4	Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 21 and all dividends unclaimed for three years after such notice has been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

5.5	No dividend shall bear interest as against the Company.

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6	REDEMPTION OF SHARES AND TREASURY SHARES

6.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the directors may agree with the relevant Members(s), save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

6.2	The purchase, redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

(a)	the Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his shares exchanged for money or other property of the Company, or

(b)	the Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 179 of the Act.

6.3	The Company may acquire its own fully paid Share or Shares for no consideration by way of surrender of the Share or Shares to the Company by the Shareholder holding the Share or Shares. Any surrender of a Share or Shares under this Sub-Regulation 6.3 shall be in writing and signed by the Shareholder holding the Share or Shares.

6.4	The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

6.5	Sections 60, 61 and 62 of the Act shall not apply to the Company.

6.6	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

6.7	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

6.8	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

16	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

6.9	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of Directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

7	MORTGAGES AND CHARGES OF SHARES

7.1	A Member may by an instrument in writing mortgage or charge his Shares.

7.2	There shall be entered in the share register at the written request of the Member:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in subparagraphs (a) and (b) are entered in the share register.

7.3	Where particulars of a mortgage or charge are entered in the share register, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the Directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the Directors shall consider necessary or desirable.

7.4	Whilst particulars of a mortgage or charge over Shares are entered in the share register pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

8	MEETINGS AND CONSENTS OF MEMBERS

8.1	Any Director of the Company may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the Director considers necessary or desirable.

8.2	Upon the written request of the Members entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the Directors shall convene a meeting of Members.

17	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

8.3	The Director convening a meeting of Members shall give not less than 7 days’ written notice of such meeting of Members to:

(a)	those Members whose names on the date the notice is given appear as Members in the share register of the Company and are entitled to vote at the meeting; and

(b)	the other Directors.

8.4	The Director convening a meeting of Members shall fix in the notice of the meeting the record date for determining those Members that are entitled to vote at the meeting.

8.5	A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

8.6	The inadvertent failure of a Director who convenes a meeting to give notice of a meeting to a Member or another Director, or the fact that a Member or another Director has not received notice, does not invalidate the meeting.

8.7	A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

8.8	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

8.9	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

Lobo Technologies Ltd.

萝贝科技有限公司

I/We being a Member of the above Company HEREBY APPOINT ……………………………………………………………………………..…… of ……………………………………………….…………..………… or failing him …..………………………………………………….…………………….. of ………………………………………………………..…..…… to be my/our proxy to vote for me/us at the meeting of Members to be held on the …… day of …………..…………, 20…… and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this …… day of …………..…………, 20……

……………………………

Member

18	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

8.10	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

8.11	A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other. All persons seeking to attend and participate in a meeting at a virtual place shall be responsible for maintaining adequate facilities to enable them to do so, and any inability of a person or persons to attend or participate in meeting by way of digital or Electronic Communications equipment or software or other facilities shall not invalidate the proceedings of that meeting.

8.12	A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members.

8.13	If within two hours from the time appointed for the meeting of Members, a quorum is not present, the meeting, at the discretion of the Chairman of the Board of Directors shall either be dissolved or stand adjourned to a business day in the jurisdiction in which the meeting was to have been held at the same time and place, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote or each class or series of Shares entitled to vote, as applicable, on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the Chairman of the Board of Directors.

19	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

8.14	At every meeting of Members, the Chairman of the Board shall preside as chairman of the meeting. The chairman of the meeting shall be deemed to be present in person at the meeting if he or she participates by telephone or other electronic means and all Members participating in the meeting are able to communicate with the chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, either physically in person, by telephone or other electronic means, if appropriate, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

8.15	The person appointed as chairman of the meeting pursuant to Regulation 8.14 may adjourn any meeting from time to time, and from place to place. For the avoidance of doubt, a meeting can be adjourned for as many times as may be determined to be necessary by the chairman and a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

8.16	At any meeting of the Members the chairman of the meeting is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

8.17	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the Directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Member or the Company.

8.18	Any Member other than an individual may by resolution of its Directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

8.19	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

8.20	Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

20	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

8.21	Until the consummation of the Company’s IPO, any action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts. Following the Company’s IPO, any action required or permitted to be taken by the Members of the Company must be effected by a meeting of the Company, such meeting to be duly convened and held in accordance with these Articles.

8.22	Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at meetings of the Shareholders. Unless otherwise required by the Act, the Memorandum or these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent.

9	DIRECTORS

9.1	The first Directors of the Company shall be appointed by the first registered agent within 30 days of the incorporation of the Company; and thereafter, the Directors shall be elected by Resolution of Members or by Resolution of Directors for such term as the Members or Directors determine.

9.2	No person shall be appointed as a Director of the Company unless he has consented in writing to act as a Director.

9.3	The minimum number of Directors shall be one and there shall be no maximum number of Directors.

9.4	Each Director holds office for a term expiring at the next annual meeting of Members, or until his, or until his earlier death, resignation or removal.

9.5	A Director may be removed from office with or without cause by:

(a)	a Resolution of Members passed at a meeting of Members called for the purposes of removing the Director or for purposes including the removal of the Director; or

(b)	a Resolution of Directors passed at a meeting of Directors.

9.6	A Director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice. A Director shall resign forthwith as a Director if he is, or becomes, disqualified from acting as a Director under the Act.

21	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

9.7	The Directors may at any time appoint any person to be a Director either to fill a vacancy or as an addition to the existing Directors. Where the Directors appoint a person as Director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Director ceased to hold office.

9.8	A vacancy in relation to Directors occurs if a Director dies or otherwise ceases to hold office prior to the expiration of his term of office.

9.9	The Company shall keep a register of Directors containing:

(a)	the names and addresses of the persons who are Directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a Director of the Company;

(c)	the date on which each person named as a Director ceased to be a Director of the Company; and

(d)	such other information as may be prescribed by the Act.

9.10	The register of Directors may be kept in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of Directors.

9.11	The Directors, or if the Shares (or depository receipts therefore) are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, any committee thereof, may, by a Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

9.12	A Director is not required to hold a Share as a qualification to office.

10	POWERS OF DIRECTORS

10.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors of the Company. The Directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The Directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

10.2	If the Company is the wholly owned subsidiary of a holding company, a Director of the Company may, when exercising powers or performing duties as a Director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.3	Each Director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each Director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

22	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

10.4	Any Director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the Directors, with respect to the signing of consents or otherwise.

10.5	The continuing Directors may act notwithstanding any vacancy in their body.

10.6	The Directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

10.7	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

10.8	Section 175 of the Act shall not apply to the Company.

11	PROCEEDINGS OF DIRECTORS

11.1	Any one Director of the Company may call a meeting of the Directors by sending a written notice to each other Director.

11.2	The Directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

11.3	A Director is deemed to be present at a meeting of Directors if he participates by telephone or other electronic means and all Directors participating in the meeting are able to hear each other.

11.4	A Director may by a written instrument appoint an alternate who need not be a Director, any such alternate shall be entitled to attend meetings in the absence of the Director who appointed him and to vote or consent in place of the Director until the appointment lapses or is terminated.

11.5	A Director shall be given not less than three days’ notice of meetings of Directors, but a meeting of Directors held without three days’ notice having been given to all Directors shall be valid if all the Directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a Director at a meeting shall constitute waiver by that Director. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.

11.6	A meeting of Directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of Directors, unless there are only two Directors in which case the quorum is two.

23	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

11.7	If the Company has only one Director the provisions herein contained for meetings of Directors do not apply and such sole Director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole Director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

11.8	At meetings of Directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the Directors present shall choose one of their number to be chairman of the meeting. If the Directors are unable to choose a chairman for any reason, then the oldest individual Director present (and for this purpose an alternate Director shall be deemed to be the same age as the Director that he represents) shall take the chair.

11.9	An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of Directors consented to in writing by all Directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more Directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last Director has consented to the resolution by signed counterparts.

12	COMMITTEES

12.1	The Directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more Directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

12.2	The Directors have no power to delegate to a committee of Directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of Directors;

(c)	to delegate powers to a committee of Directors;

(d)	to appoint Directors;

(e)	to appoint an agent;

(f)	to approve a plan of merger, consolidation or arrangement; or

(g)	to make a declaration of solvency or to approve a liquidation plan.

24	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

12.3	Regulations 12.2(b) and (c) do not prevent a committee of Directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

12.4	The meetings and proceedings of each committee of Directors consisting of 2 or more Directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of Directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

13	OFFICERS AND AGENTS

13.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Chief Executive Officer, a President, a Chief Financial Officer (in each case there may be more than one of such officers), one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

13.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board (or Co-Chairman, as the case may be) to preside at meetings of Directors and Members, the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be) to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be) but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be), the secretaries to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

13.3	The emoluments of all officers shall be fixed by Resolution of Directors.

13.4	The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the Directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

13.5	The Directors may, by a Resolution of Directors, appoint any person, including a person who is a Director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 12.1. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The Directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

25	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

14	CONFLICT OF INTERESTS

14.1	A Director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other Directors of the Company.

14.2	For the purposes of Regulation 14.1, a disclosure to all other Directors to the effect that a Director is a member, Director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

14.3	A Director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a Director, that relates to the transaction,

and, subject to compliance with the Act and these Articles shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

15	INDEMNIFICATION

15.1	Subject to the limitations hereinafter provided the Company may indemnify, hold harmless and exonerate against all direct and indirect costs, fees and Expenses of any type or nature whatsoever, any person who:

(a)	is or was a party or is threatened to be made a party to any Proceeding by reason of the fact that such person is or was a Director, officer, key employee, adviser of the Company or who at the request of the Company; or

(b)	is or was, at the request of the Company, serving as a Director of, or in any other capacity is or was acting for, another Enterprise.

15.2	The indemnity in Regulation 15.1 only applies if the relevant Indemnitee acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Indemnitee had no reasonable cause to believe that his conduct was unlawful.

15.3	The decision of the Directors as to whether an Indemnitee acted honestly and in good faith and with a view to the best interests of the Company and as to whether such Indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

26	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

15.4	The termination of any Proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the relevant Indemnitee did not act honestly and in good faith and with a view to the best interests of the Company or that such Indemnitee had reasonable cause to believe that his conduct was unlawful.

15.5	The Company may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any Indemnitee or who at the request of the Company is or was serving as a Director, officer or liquidator of, or in any other capacity is or was acting for, another Enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not the Company has or would have had the power to indemnify him against the liability as provided in these Articles.

16	RECORDS

16.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the share register, or a copy of the share register;

(c)	the register of Directors, or a copy of the register of Directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

16.2	If the Company maintains only a copy of the share register or a copy of the register of Directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original share register or the original register of Directors is kept.

16.3	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the Directors may determine:

(a)	minutes of meetings and Resolutions of Members and classes of Members;

(b)	minutes of meetings and Resolutions of Directors and committees of Directors; and

(c)	an impression of the Seal, if any.

27	Lobo - Third Amended MAA (D2_16072025)(cln)-16/07/2025

16.4	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

16.5	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

17	REGISTERS OF CHARGES

17.1	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

18	CONTINUATION

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

19	SEAL

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The Directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one Director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any Director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

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20	ACCOUNTS AND AUDIT

20.1	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

20.2	The Company may by Resolution of Members call for the Directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

20.3	The Company may by Resolution of Members call for the accounts to be examined by auditors.

20.4	If the Shares are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an audit committee as a committee of the Board of Directors, the composition and responsibilities of which shall comply with the rules and regulations of the SEC and the Designated Stock Exchange subject to any available exemptions therefrom and the operation of the Act. The audit committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

20.5	If the Shares are listed or quoted on a Designated Stock Exchange that requires the Company to have an audit committee, the Directors shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

20.6	If the Shares are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and, if required, shall utilise the audit committee for the review and approval of potential conflicts of interest.

20.7	If applicable, and subject to applicable law and the rules of the SEC and the Designated Stock Exchange:

(a)	at the AGM or at a subsequent extraordinary general meeting in each year, the Members shall appoint an auditor who shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall during, his continuance in office, be eligible to act as auditor;

(b)	a person, other than a retiring auditor, shall not be capable of being appointed auditor at an AGM unless notice in writing of an intention to nominate that person to the office of auditor has been given not less than ten days before the AGM and furthermore the Company shall send a copy of such notice to the retiring auditor; and

(c)	the Members may, at any meeting convened and held in accordance with these Articles, by resolution remove the auditor at any time before the expiration of his term of office and shall by resolution at that meeting appoint another auditor in his stead for the remainder of his term.

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20.8	The remuneration of the auditors shall be fixed by Resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the Designated Stock Exchange and the SEC.

20.9	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Members or otherwise given to Members and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

20.10	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

20.11	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the Directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

20.12	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company’s profit and loss account and balance sheet are to be presented.

21	NOTICES

21.1	Any notice, information or written statement to be given by the Company to Members may be given by personal service by mail, facsimile or other similar means of Electronic Communication, addressed to each Member at the address shown in the share register.

21.2	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

21.3	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

22	VOLUNTARY WINDING UP

The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.

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We, Tricor Services (BVI) Limited of 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 25th day of October 2021:

Incorporator

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